ARIZONA STAR RESOURCE CORP.

220 Bay Street, Suite 1405

Toronto, Ontario M5J 2W4

(416) 359-7800

NOTICE OF ANNUAL AND EXTRAORDINARY

GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Extraordinary General Meeting of the Shareholders of Arizona Star Resource Corp. (hereinafter called the “Company”) will be held at the offices of Fraser Milner Casgrain LLP, 1 First Canadian Place, 39th Floor, Fraser/Beatty Room, 100 King Street West, Toronto, Ontario, on Tuesday, the 24th of January, 2006, at the hour of 4:30 pm in the afternoon (local time), for the following purposes:

1.

To receive the audited consolidated financial statements of the Company for the fiscal year ended April 30, 2005, (with comparative statements relating to the preceding fiscal period), together with the report of the auditors thereon;

2.

To fix the number of directors at five (5);

3.

To elect directors;

4.

To appoint the auditors and to authorize the directors to fix their remuneration;

5.

To consider, and if thought advisable, to approve the Shareholder Rights Plan as described in the Information Circular;

6.

To consider and, if thought advisable, to pass, with or without modification, a special resolution of the Company removing the application of the Pre-Existing Company Provisions, as provided for in the Business Corporations Act (British Columbia), and altering the Notice of Articles of the Company accordingly, as described in the Information Circular;

7.

To consider and, if thought advisable, to pass, with or without modification, a special resolution of the Company cancelling the current articles of the Company and adopting a new form of articles for the Company to reflect the Business Corporations Act (British Columbia), as described in the Information Circular; and

8.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is an Information Circular and form of proxy.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign, and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Toronto, Ontario, this 28th day of November, 2005.

BY ORDER OF THE BOARD

Thomas C. Dawson

Chief Financial Officer and Corporate Secretary